Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage owned	Directly or Indirectly owned
Speedy Brilliant Group Limited	British Virgin Islands	100%	Direct

Speedy Brilliant (Daqing) Commercial Consultancy Co. Ltd.	People’s Republic of China	100%	Indirect

Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd.	People’s Republic of China	100%	Indirectly / Contractually